SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Deposits US$ 293 Million in The Bank of New York
to Pay Four years in Advance
its 12% US$275 Million Senior Notes Due in 2008

-- Redemption of Senior Notes Four Years in Advance Fulfills Previously
Mentioned Financial Strategy --

-- Estimated Savings of US$40 Million in Financial Expenses --

Mexico City, April 21, 2004 - Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that it deposited US$293.3 million (US$275.0 million of the principal, US$16.5 million of the 106% call price, and US$1.8 million of accrued interest) in The Bank of New York, who acts as Trustee and Paying Agent, to fully amortize four years in advance, the Company’s 12% US$275 million Senior Notes due in 2008. As previously detailed, the payment that covers the call price plus accrued interest is comprised of US$218 million from the unsecured long-term Certificados Bursátiles, US$36 million from the unsecured short-term Certificados Bursátiles, and US$39 million from the cash position of Grupo Elektra’s retail division. The redemption in advance of the Senior Notes is part of the Company’s ongoing plan to refinance its expensive debt and to eliminate its exposure to foreign exchange fluctuations.

Javier Sarro, Chief Executive Officer of Grupo Elektra commented: “The redemption of our Senior Notes calls for a celebration within the Company. Grupo Elektra can proudly announce it has completely eliminated all of its dollar-denominated debt. Our two successful debt issuances in local currency placed last month, and the determination to reduce expensive debt since last year, were key factors that triggered us to the position where we stand today. We believe that this accomplishment reflects the commitment of Grupo Elektra to create value for all of its beneficiaries.”

“We are very proud to announce the accomplishment of one of the main objectives set in our financial strategy,” said Rodrigo Pliego, Chief Financial Officer of Grupo Elektra. “We reached a major goal of our financial strategy by completely eliminating the Company’s foreign exchange risk and interest expenses in US dollars which will result in savings of approximately US$ 40 million in the next four years.”

Going forward, Grupo Elektra will only carry peso-denominated debt, out of which approximately 75% will be long-term. However, the Company expects that the liability structure of the long-term Certificados Bursátiles, which includes increasing annual amortizations of capital starting on April 2006, should allow Grupo Elektra to actually reduce its debt in the coming years.

Visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Contacts:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.